UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on February 17, 2016, it published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange the Tel Aviv Stock Exchange (“TASE”) as follows (summary translation from Hebrew):

1)	The last day to exercise any of the Company’s Series 2 Traded Warrants (TASE listed) will be March 1, 2016. Any Series 2 Traded Warrant not exercised as March 1, 2016 will expire, and the holder will have no further rights with respect thereof.

The Company’s Series 2 Traded Warrants (TASE listed), and the underlying ordinary shares, have not been registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

February 17, 2016	By:	/s/ Simcha Rock
Simcha Rock
Chief Financial Officer